Campbell Mithun Tower
222 South Ninth Street
Suite 2000
Minneapolis, MN 55402-3338

Tel (612) 607-7000  Fax (612) 607-7100

www.foxrothschild.com

March 28, 2019

VIA EDGAR

Office of Healthcare and Insurance Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549 Attention: Dorrie Yale

Acceleration Request

Requested Date: March 29, 2019

Requested Time: 4:00 p.m. Eastern Time

Re:          St. Renatus, LLC

Offering Statement on Form 1-A

File No. 024-10920

Dear Ms. Yale:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Statement on Form 1-A, on behalf of St. Renatus, LLC (the “Company”) we hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company requests that it be notified of such qualification by a telephone call to me at (612) 607-7330 or by email at bhanson@foxrothschild.com.

Very truly yours,

/s/ Brett R. Hanson

Brett R. Hanson

cc:          Frank Ramirez, President and Chief Executive Officer of the Company